Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

J. Stephen Feinour, Jr.
(215) 564-8521
jfeinourjr@stradley.com

August 18, 2020

Filed via EDGAR
Ms. Karen Rossotto
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	AIM ETF Products Trust (the “Trust”) (File Nos. 811-23504; 333-235734)

Dear Ms. Rossotto:

On behalf of the Trust, below is the Trust’s response to the comment you provided telephonically on August 14, 2020 with regard to Post-Effective Amendment No. 2 to the Trust’s registration statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission on July 1, 2020 under the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended.  The Amendment relates to the registration of the AllianzIM U.S. Large Cap Buffer10 Oct ETF and AllianzIM U.S. Large Cap Buffer20 Oct ETF series of the Trust (the “Funds”).  Below we have provided your comment and the Trust’s response.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

Comment: Please consider if any additional disclosure is needed with regard to current economic conditions as they relate to the COVID-19 pandemic.

Response: The Trust confirms that the Amendment includes risk disclosure related to pandemics, epidemics and other public health issues.  The Trust believes that this risk disclosure, in conjunction with risk disclosure elsewhere in the Amendment, adequately addresses current economic conditions as they relate to the COVID-19 pandemic, and that no further updates are needed at this time.

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number, or to Miranda Sturgis, at 215-564-8131.

Very truly yours, /s/ J. Stephen Feinour, Jr. J. Stephen Feinour, Jr.

cc. Erik Nelson

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